EXHIBIT 99.1

Endeavour Silver Intersects High-Grade Silver-Gold Mineralization at its Guanacevi and Bolañitos Operations

VANCOUVER, British Columbia, Dec. 02, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report continued high-grade drill results from its 2021 exploration program at the Guanacevi Mine in Durango State, Mexico and the Bolañitos Mine in Guanajuato State, Mexico. Exploration drilling is ongoing at both operations and will continue in 2022.

Highlights from Recent Drill Results

Guanacevi

  1.97 gpt Au and 1,254 gpt Ag for 1,412 gpt AgEq over a 3.22 m ETW, including 3.6 gpt Au and 2,690 gpt Ag for 2,978 gpt AgEq over 0.2 m (UCM-67), extending the El Curso orebody along strike

  4.36 gpt Au and 1,450 gpt Ag for 1,798 gpt AgEq over a 3.18 m ETW, including 7.97 gpt Au and 4,568 gpt Ag for 5,206 gpt AgEq over 0.31 m (SCSU-11), extending the Santa Cruz South (SCS) orebody to depth

Bolañitos

  8.08 gpt Au and 151 gpt Ag for 797 gpt AgEq over a 1.67 m ETW, including 89.6 gpt Au and 880 gpt Ag for 8,046 gpt AgEq over 0.08 m (BS-04), on a new discovery, the Tepetateras vein, located south of current workings

  1.26 gpt gold and 241 gpt silver for 342 gpt AgEq over a 0.96 m ETW (BS-03), on the Lulu vein, south of current workings

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold.

Dan Dickson, CEO, commented, “We continue to see exceptional drilling results within the El Curso and the Santa Cruz Sur systems at our Guanacevi silver mine. We have been operating at Guanacevi for more than 15 years and these encouraging results support our view that we can continue to extend the mine life.”

Mr. Dickson continued, “Endeavour was built on the drill bit and exploration will continue to be a cornerstone of our strategy as we pursue our vision of being a premier senior silver producer.”

At Guanacevi, underground drilling continues to expand down plunge extensions of the El Curso and the Santa Cruz South (SCS) orebodies (view Guanacevi longitudinal sections). From January through October, more than 14,000 metres in 38 holes have been drilled at Guanacevi from underground.

At Bolañitos, surface and underground drilling has intersected multiple mineralized structures near current workings (view Bolanitos longitudinal sections). Tepetateras is a new area south of Bolañitos situated 1.7 kilometres from Endeavour Silver’s historic Golondrinas Mine. Since the beginning of the year, over 11,500 metres in 59 holes have been drilled at Bolañitos identifying mineralization in structures near current workings.

Guanacevi - El Curso drill results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-65	Santa Cruz	219.50	2.45	1.77	736	878
	Including	222.85	0.25	5.05	1,973	2,377
UCM-66	Santa Cruz	306.90	2.72	1.62	550	680
	Including	311.30	0.29	3.64	1,376	1,667
UCM-67	Santa Cruz	295.15	3.22	1.97	1,254	1,412
	Including	301.90	0.23	3.60	2,690	2,978
UCM-68	Santa Cruz	280.50	1.49	0.56	374	419
	Including	282.95	0.42	1.18	887	981
UCM-69	Santa Cruz	295.15	2.00	0.84	338	405
	Including	297.70	0.21	1.56	567	692
UCM-71	Santa Cruz	281.45	1.58	0.52	187	229
	Including	282.10	0.25	1.83	550	697
UCM-74	Santa Cruz	363.85	1.11	0.53	156	198
	Including	365.30	0.23	1.31	372	477
UCM-80	Santa Cruz	260.60	1.90	6.64	1,977	2,508
	Including	261.90	0.42	15.35	5,320	6,548
UCM-84	Santa Cruz	260.30	0.92	0.57	309	354
	Including	261.20	0.39	1.12	578	667

Note: Drill holes UCM-70, UCM-72, UCM-73, UCM-75, UCM-76, UCM-77, UCM-78, UCM-79, UCM-81, UCM-82 returned no significant results

Guanacevi - SCS drill results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
SCSU-01	Santa Cruz	98.50	1.74	1.26	326	426
	Including	99.30	0.27	3.44	650	926
SCSU-02	Santa Cruz	95.20	2.57	1.14	533	624
	Including	95.20	0.64	1.69	1,290	1,425
SCSU-03	Santa Cruz	122.85	1.17	0.18	120	135
	Including	123.50	0.71	0.19	148	164
SCSU-04	Santa Cruz	159.30	1.86	1.39	608	720
	Including	159.80	0.34	2.30	1,037	1,221
SCSU-05	Santa Cruz	157.05	1.12	0.20	109	125
	Including	157.85	0.46	0.38	130	161
SCSU-08	Santa Cruz	224.90	1.00	0.13	95	105
	Including	225.80	0.33	0.15	111	123
SCSU-10	Santa Cruz	179.10	0.98	2.08	52	218
	Including	179.85	0.24	4.15	63	395
SCSU-11	Santa Cruz	136.50	3.18	4.36	1,450	1,798
	Including	138.60	0.31	7.97	4,568	5,206
SCSU-12	Santa Cruz	136.00	1.26	1.54	341	464
	Including	136.00	0.48	3.11	672	921
SCSU-14	Santa Cruz	173.35	2.17	0.26	193	213
	Including	173.35	0.67	0.35	218	245

Note: Drill holes SCSU-06, SCSU-07, SCSU-09, SCSU-13 returned no significant results

Bolañitos - South drill results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
BS-01	HW Cabrera Carrica	154.20	1.36	0.41	169	202
	Including	155.30	0.48	0.24	213	233
BS-02	HW Cabrera Carrica	190.25	1.17	0.77	52	114
	Including	190.25	0.31	1.86	165	314
BS-03	Lulú	74.30	0.96	1.26	241	342
	Including	74.30	0.11	2.94	789	1025
BS-04	Tepetateras	137.70	1.67	8.08	151	797
	Including	140.25	0.08	89.58	880	8046
BS-05	Lulú	20.80	0.93	0.28	104	126
	Including	22.00	0.13	1.46	386	502
BS-09	Tepetateras	178.10	3.39	2.63	82	292
	Including	186.50	0.10	16.65	95	1427
BS-10	Tepetateras	181.45	0.95	1.01	43	124
	Including	182.70	0.29	2.34	116	303
BS-13	Tepetateras	238.65	1.09	1.73	5	143
	Including	240.05	0.19	6.02	11	493
BS-15	Tepetateras	151.50	1.39	1.22	119	216
	Including	153.40	0.29	3.52	238	520
BS-16	Cabrera Carrica	182.80	1.00	0.22	87	104
	Including	182.80	0.77	0.25	102	122
BS-19	Tepetateras	99.60	1.39	1.43	217	331
	Including	99.60	1.10	1.80	258	402
	Lulú	107.50	1.03	0.14	327	338
	Including	107.80	0.80	0.15	331	343

Note: Drill holes LS-01, LS-02, LS-03, LS-04, BS-06, BS-07, BS-08, BS-11, BS-12, BS-14, BS-17, BNU-01, BNU-02, BNU-03 returned no significant results

Bolañitos - Belén drill results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
BL1S-6	HW Belén	176.25	1.11	1.16	20	113
	Including	176.55	0.33	2.12	28	198
	Belén	236.15	1.62	1.39	33	144
	Including	236.15	0.31	4.11	113	442
BL0.5S-1	HW Belén	97.00	1.06	2.49	73	272
	Including	97.00	0.30	6.62	160	690

Note: Drill holes BL1.5-1, BL1.5-2, BL0.5-3, BL4.5S-1 returned no significant results

Silver equivalents are calculated at a ratio of 80:1 silver:gold. All widths are estimated true widths.

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.